August 28, 2019

Silvio A. Berni
Chief Financial Officer
New Comstock Fund, Inc.
One Corporate Center
Rye, New York 10580

       Re: New Comstock Fund, Inc.
           Registration Statement on Form S-4/A
           Amended on August 19, 2019
           File no. 333-230894

Dear Mr. Berni:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-4/A, filed on August 19, 2019

Risk Factors
Risks Related to De-registration Under the 1940 Act, page 15

1. Disclose what course of action will be taken if the proposals are approved but the
       Company does not obtain an order under Section 8(f) of the Investment Company Act of
       1940.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Silvio A. Berni
New Comstock Fund, Inc.
August 28, 2019
Page 2

        Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Larry Spirgel, Assistant
Director, at 202-551-3815, with any questions.



                                                            Sincerely,
FirstName LastNameSilvio A. Berni
                                                            Division of
Corporation Finance
Comapany NameNew Comstock Fund, Inc.
                                                            Office of
Telecommunications
August 28, 2019 Page 2
cc:       Vadim Avdeychik
FirstName LastName